March 7, 2006

Via Facsimile (202) 772-9203

and Edgar

Michael K. Pressman

Special Counsel

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549-0306

Re:	Boston Financial Qualified Housing Tax Credits LP. IV PRRN filed February 24, 2006 By Park G.P., Inc. File No. 0-1976

Dear Mr. Pressman:

We have reviewed your comments regarding the revised Consent Solicitation Statement (the “Consent Statement”) described above. In response, a further amended preliminary consent solicitation statement was filed via EDGAR today. The response of Park G.P., Inc. ("Park") to your comments are set forth below. Capitalized terms used herein have the same meanings as in the Consent Statement. Set forth below in bold type is the text of your comments from your comment letter dated March 1, 2006.

Schedule 13D

Item 4

1.

Your preliminary proxy materials indicate that, if elected, Everest will, among other things, seek to liquidate limited partnership interests. Either amend your Schedule 13D to address these plans in your Item 4 disclosure or supplementally explain why you believe such disclosure is not required.

Scott Herpich

March 7, 2006

Response: We note your comment and will amend the Schedule 13D accordingly.

Item 6

2.

Expand your disclosure in this section to describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2. In the alternative, supplementally explain why you believe the Item 4 disclosure incorporated in this section satisfies your disclosure obligation.

Response: We note your comment and will amend the Schedule 13D accordingly.

Schedule 14A

3.

We note your response to prior comment one. The cover page of Schedule 14A plainly requires that the “Name of Person(s) Filing Proxy Statement, if other than the Registrant” be provided (emphasis added). When preparing your response, please note that disclosure required on the cover page of Schedule 14A are governed by Rule 14a-101 of Regulation 14A.

Response: As indicated in Park's response to prior comment one, Park is the entity filing the solicitation. Although certain other entities disclosed in the Consent Statement might be deemed participants under Instruction 3(a)(ii), and have informally agreed to vote their Units similarly with respect to removal of the general partner, such other entities are not filing the Consent Statement and are not responsible for any of the costs related to the solicitation.

Park does not believe that each participant in a proxy solicitation is necessarily a filing person. If the intention was for each participant to be listed on the cover page of Schedule 14A, the disclosure obligation would require the naming of each "participant" filing the proxy statement.

4.

We note your response to prior comment 4. A reasonable factual basis must exist for each assertion of opinion or belief that you make and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis. Please revise each bullet point to disclose the basis for your opinion or otherwise provide appropriate support. For example:

Scott Herpich

March 7, 2006

•	Explain why you believe assets sold by general partners have not been in the best interests of the limited partners;
•	Explain why you believe the litigation was needless;
•	Explain why you believe providing the books and records is required;
•	Explain why you believe the various meetings and ballots referenced were required;

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response: With regard to your first bullet point, Park states that the reason Park believes assets sold by the general partners have not been in the best interests of the limited partners is due in particular to the general partners' sale of a local limited partnership interest (Orocovix IV) that resulted in taxable income to the Partnership, but did not result in the Partnership receiving any cash. We have already supplementally provided you support from the Partnership's Form 10-K to support this belief. The general partners pointed out in one of their recent filings that a contingent note was received in connection with the sale; however, the general partners also point out that the real property had no residual value in excess of existing debt on the property, which implies that no cash will be received from the note. In addition, Park does not believe the sale of the following local limited partnership interests were in the best interests of the limited partners because the sales created taxable income for the Partnership, but there was no corresponding cash distribution: Hampton Lane, Green Tree Village, Canfield Crossing, Whitehills II, Willow Ridge and Lincoln Green. Park believes these sales could have been timed in a different manner so that such negative tax consequences did not occur. We are supplementally providing you a copy of an excerpt from the Partnership's 2005 10-K filing that describes the sales and the taxable income, as well as the fact that no distributions were made during the 2005 year.

With respect to the bullet point regarding Park's belief that the litigation was "needless" and the general partners are required to provide limited partners access to the books and records, we are supplementally providing to you the sections of the partnership agreement and Massachusetts statute that grant limited partners the right to have access to the Partnership's book and records. If the general partners had complied with these requirements, the Clay County, Missouri litigation would be unnecessary. The general partners are requiring that a confidentiality agreement be executed. However, there is no such legal requirement, and the effect of a confidentiality agreement is that the information could not be disclosed to all limited partners. Park believes all limited partners are entitled to this information.

Scott Herpich

March 7, 2006

In the case of the Massachusetts litigation filed by the Partnership against Park and Bond Purchase, the lawsuit was filed after Park sent the Partnership a letter stating that, based on the Partnership's 10-K disclosure that ten contracts were pending for the sale of local limited partnership assets, the Partnership was required to obtain limited partner approval in connection with the sale of substantially all of the assets. The Partnership promptly filed the lawsuit requesting a declaratory judgment that limited partner approval was not required. Months later Park learned that the Partnership had made a mistake in its Form 10-K filing that only five contracts were pending. The litigation brought by the Partnership was founded on this mistake that the Partnership made in its Form 10-K filing. Please let us know if you would like us to supplementally provide a copy of any of the litigation briefs or motions in connection with these cases.

With regard to the meeting that Bond Purchase requested, Park believes the meeting that was demanded, as referenced in the third bullet point, by Bond Purchase was properly requested in accordance with Section 10.1.1 of the partnership agreement. The general partners responded by indicating that (i) such action under the Leawood Manor local limited partnership agreement would have a material adverse impact on the Partnership and (ii) no one would want to serve as a general partner due to the fact that the general partner would receive no appreciable benefit in connection with the sale. However, the general partners did not elaborate on the negative adverse impact and refused to provide Bond Purchase a copy of the local limited partnership agreement to support their claim. We are providing a copy of Section 10.1.1 of the partnership agreement and the letter Bond Purchase sent to the Partnership requesting a meeting supplementally. Please advise if you would like any additional supplemental materials on this matter.

5.	Revise your disclosure to clarify that the “needless litigation” to which you refer was instigated by Park and its affiliates.

Response: The lawsuit filed by Park and its affiliates was instigated by the general partners' failure to provide books and records that Park and its affiliates had requested, as described in our response to the preceding comment. In addition, the Massachusetts case was filed by the general partners essentially as a result of the Partnership's mistake relating to the number of pending sale contracts. We have revised the disclosure to provide additional clarity with respect to the litigation.

Voting procedure and Required Consents, page 4

6.

We note your statements that any determinations you make will “be conclusive and binding.” Please revise these statements to more precisely define their scope. It appears that your determinations may not necessarily be conclusive and binding. For example, the judgments of courts of

Scott Herpich

March 7, 2006

competent jurisdiction are generally considered conclusive and binding in such matters.

Response: We have revised Park's statement to provide that any such determinations are subject to the judgments of courts of competent jurisdictions.

Information Concerning the Participants, page 6

7.

We note your response to prior comment 11. Please revise to include all of the information required by Items 4(b) and 5(b) of Schedule 14A for each participant. If a specific disclosure item is not applicable, please tell us this on a supplemental basis.

Response: Although Park does not believe such disclosure is required due to Park's belief that the solicitation is not subject to Rule 14a-12(c), we have revised the disclosure to include any additional information required by Items 4(b) and 5(b). Park believes the only information not provided previously is the number of shares beneficially held by each participant. The disclosures required by Items 5(b)(iii), (v) and (xi) are not applicable. Park reserves the right to take the position that the solicitation is not subject to the disclosures required by Rule 14a-12(c).

8.

We reissue prior comment 13. In that regard, we note that Park is a participant, and Park’s sole shareholder is SLCas. The control persons of SLCas are, therefore, either directly or indirectly engaged in organizing, directing, or arranging for the financing of the solicitation. In addition, provide a detailed analysis supporting your conclusion that all persons named in this section are not participants.

Response: Park believes that neither SLCas, the control persons of SLCas, nor any of the other persons named in that section, but not identified as participants, are participants in the solicitation. In addition to the reasons stated in our response to prior comment 13, Park believes that the following factors support this position: (i) Park was formed some time ago, not for the purpose of engaging in this solicitation, (ii) none of the control persons of SLCas, nor any of the other persons named in that section, but not identified as participants, are being compensated for the solicitation, (iii) none of such persons are engaging in any special activity related to the solicitation and (iv) a proxy solicitor has been hired to assist in the solicitation.

Information Concerning the Partnership, page 11

Scott Herpich

March 7, 2006

8.	We reissue prior comment 14. You may not disclaim responsibility for the accuracy of the information contained in your proxy statement. Please revise accordingly.

Response: We note your comment and consistent with our discussion have revised the consent statement to address your comment.

Preliminary Copy of Consent

10.

We reissue prior comment 14. Please revise the proxy card to identify all persons on whose behalf the solicitation is being made. Refer to Item 4(a)(2) of Schedule 14A and Rule 14a-4(a)(1) of Regulation 14A.

Response: We have revised the proxy card to identify each of the participants.

Please contact me at (816) 460-5806 with any questions or comments you may have regarding the above responses.

Very truly yours,

LATHROP & GAGE L.C.

By: /s/ Scott M. Herpich
Scott M. Herpich

Enclosures